Filed by Bank of the Ozarks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Intervest Bancshares Corporation

(Registration No. 333- 199012)

On January 16, 2015, Bank of the Ozarks, Inc. (the “Company”) hosted its Fourth Quarter 2014 Earnings Conference Call. The portions of the conference call that relate to the proposed merger between the Company, Bank of the Ozarks, Intervest Bancshares Corporation (“Intervest”) and Intervest National Bank, are furnished below.

Cautionary Statement Regarding Forward-Looking Information

This communication and the reports the Company files with the Securities and Exchange Commission (“SEC”) often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of the Company. Forward-looking statements are based on management’s expectations as well as certain assumptions and estimates made by, and information available to, management at the time. Those statements are subject to certain risks, uncertainties and other factors that may cause actual results to differ materially from those projected in such forward looking statements. These risks, uncertainties, and other factors include, but are not limited to: potential delays or other problems implementing the Company’s growth and expansion strategy including delays in identifying sites, hiring or retaining qualified personnel, obtaining regulatory or other approvals, obtaining permits and designing, constructing and opening new offices; the ability to enter into and/or close additional acquisitions; problems with, or additional expenses relating to, integrating or managing acquisitions; the ability to attract new or retain existing or acquired deposits; the ability to achieve growth in loans and leases, including growth from unfunded closed loans; the ability to generate future revenue growth or to control future growth in non-interest expense; interest rate fluctuations, including changes in the yield curve between short-term and long-term interest rates; competitive factors and pricing pressures, including their effect on the Company’s net interest margin; general economic, unemployment, credit market and real estate market conditions, and the effect of such conditions on the creditworthiness of borrowers and lessees, collateral values, the value of investment securities and asset recovery values; changes in legal and regulatory requirements; recently enacted and potential legislation and regulatory actions and the costs and expenses to comply with new legislation and regulatory actions, including legislation and regulatory actions intended to stabilize economic conditions and credit markets, strengthen the capital of financial institutions, increase regulation of the financial services industry and protect homeowners or consumers; changes in U.S. government monetary and fiscal policy; possible further downgrade of U.S. Treasury securities; the ability to keep pace with technological changes, including changes regarding cyber security; losses in connection with cyber security breaches or other security breaches; adoption of new accounting standards or changes in existing standards; and adverse results in current or future litigation or regulatory examinations as well as other factors identified in this press release or as detailed from time to time in the Company’s reports filed with the SEC, including those factors included in the disclosures under the headings “Forward-Looking Information” and “Item 1A. Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those projected or described in such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Pending Merger and Where to Find It

In connection with the proposed merger, the Company has filed with the SEC a registration statement on Form S-4 (Registration Statement No. 333-199012) that includes a prospectus of the Company and a proxy statement of Intervest. The SEC declared the registration statement effective on December 5, 2014. A definitive proxy statement/prospectus dated December 8, 2014 (the “Merger Proxy Statement”) was mailed on or about December 10, 2014 to Intervest’s stockholders. The Merger Proxy Statement contains important information about the Company, Intervest, the proposed merger and related matters. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE MERGER PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Merger Proxy Statement, as well other filings containing information about the Company and Intervest are available without charge at the SEC’s

Internet site (http://www.sec.gov). Copies of the Merger Proxy Statement and the filings that are incorporated by reference in the Merger Proxy Statement can also be obtained, without charge, from the Company’s website (http://www.bankozarks.com) under the Investor Relations tab and on Intervest’s website (http://www.intervestbancsharescorporation.com) under the proxy statements tab.

The Company and Intervest and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Intervest in connection with the merger. Information concerning such participants’ ownership of Intervest common stock is set forth in the Merger Proxy Statement.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

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Greg McKinney, Chief Financial Officer and Chief Accounting Officer of Bank of the Ozarks, Inc.

Our pending acquisition of Intervest, which we announced in July 2014, should be larger than any of our previous acquisitions. Intervest has offices in New York and Florida, which, in regard to both locations and customers served, are very complementary to our existing offices and operations in those states. This transaction is expected to close less than a month from now on or around February 10th.

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Tyler Vance, Chief Operating Officer and Chief Banking Officer of Bank of the Ozarks, Inc.

We expect to complete conversion of our acquired FNB Shelby systems in February 2015 and our soon-to-be-acquired Intervest systems in June 2015.

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Our guidance regarding an improving efficiency ratio does not consider the potential impact of any future acquisitions. With that said, our pending Intervest acquisition should ultimately help us achieve an improved efficiency ratio, although acquisition and conversion costs may adversely affect our efficiency ratio in the quarters in which we close this acquisition and convert their systems.

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Question & Answer

David Bishop - Drexel Hamilton -

A quick question for you -- in terms of the deposit spin-up amongst the branches there, first question, do you plan on expanding that across the footprint at all? Have you seen any response from the competition thus far?

George Gleason - Bank of the Ozarks, Inc. - Chairman and CEO

At this time, we do not plan on expanding it. In fact, as of Monday of this week we actually dropped our rates and activity in a number of offices. And the reason we did that is the Intervest transaction expected to close February 10 will bring us a lot of cash. Those guys are sitting on in excess I believe of $100 million of cash or so, and they have about $200 million-something of bonds that are very short-term, low-yielding bonds that we expect to sell. So as a result, when we close the Intervest transaction through liquidating that bond portfolio and tapping into the cash they have, there’s over $300 million we expect of cash there that will be available to fund our loan growth. So we realize that that is going to go a long way towards covering our first-quarter growth when you did that in with - Tyler what did have at the end of the year, - $75 million or so of excess cash. Yes, we were sitting on about $75 million, so --our excess cash at the end of the year plus Intervest is about $400 million.

Albert Mayer - MM Capital Group -

Can you just talk about the accretion that you are expecting from the Intervest transaction? And timing, like when can we expect to see that in the numbers?

George Gleason - Bank of the Ozarks, Inc. - Chairman and CEO

Well, we are in the process of valuing those loans now. The valuation on those loans will determine the credit mark on the loans and will determine the net present value discount that we apply to those loans. We will be valuing the deposit base on the day of or the day following closing. So we’ll know pretty much what the adjusted fair value of all the assets are by the time we get the transaction closed or within a week or so following the February 10 closing on that. At this point, it’s too premature to revise any guidance that we gave when we announced the transaction. We filed an 8-K in connection with that transaction that’s of record with the SEC that had a slide deck attached to it that talked about our accretion to book value per share -- tangible book value per share and earnings per share from the transaction. I’m going to let that previously disclosed data stand at this time. We will probably provide some revisions of that data subsequent to the closing when we complete the valuations of all the assets and the liabilities of the transaction. So let me just refer you back to that previous disclosure. In regard to when we will recognize that, obviously the accretion of book value per share and tangible book value will be reflected immediately upon closing and booking the transaction. So you’ll see that in our March 31, 2015 balance sheet and capital position.

The EPS accretion, that number is given based on a full 12 months following closing. I think it excluded acquisition cost and conversion cost, which Tyler mentioned in his prepared remarks this morning - we’ll have some unusual acquisition costs in Q1 and the conversion cost in Q2. But by Q3, you should see pretty clean numbers without being impacted by the acquisition and conversion cost. Sort of the full effect of that EPS accretion on a go-forward basis should be in our Q3 and Q4 numbers. We will have made any cost adjustments to their overhead and our overhead and the result of those ought to be fully reflected then. But we would expect to see some accretion even in Q1 and Q2. Again, it will be sort of mitigated in those quarters by the unusual acquisition and conversion cost.